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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                      ADVANCED ENVIRONMENTAL SYSTEMS, INC.
                           (Name of Subject Company)

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                      ADVANCED ENVIRONMENTAL SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                        COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   007949100
                     (CUSIP Number of Class of Securities)

          DOUGLAS B. KOFF, WALDBAUM, CORN, KOFF, BERGER & COHEN, P.C.,
                              303 E. 17TH AVENUE,
                                   SUITE 940,
                                DENVER, COLORADO
                                  80203-1262;
                                (303) 861-1166.
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is ADVANCED ENVIRONMENTAL SYSTEMS, INC., a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 730 17th Street, Suite 712, Denver, Colorado 80202. The title of the class of equity securities to which this Statement relates is common stock, $0.0001 par value (sometimes collectively referred to as the "Shares" or individually as a "Share").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to an offer by AES Acquisition Corp. a New York corporation (the "Purchaser"), an indirect, wholly owned subsidiary of Philip Services Corp. ("Parent") to purchase all Shares of the Company at a purchase price of $0.0059 per Share, net to the Seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer"). Purchaser has advised that the address of the Purchaser's and Parent's principal executive offices is 100 King Street West, P.
O. Box 2440, LCD1, Hamilton, Ontario, Canada L8N 4J6. A tender offer on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The largest shareholder of the Company is Industrial Services Technologies, Inc. ("IST"), which is a privately-held company and owner of approximately 61.7% of the outstanding common stock of the Company as well as 100% of the outstanding convertible preferred stock of the Company. Gary Schmitt, a Board member and Vice President of the Company, is also a Board member, President and Chief Financial Officer of IST. George "Buster" Austin, a director of the Company, as well as the Executive Vice President of Operations for International Catalyst, Inc. ("INCAT") (an indirect, wholly owned subsidiary of the Company), is also an executive officer of Piping Companies, Inc., a significant operating company and a subsidiary of IST. Mr. Austin, Mr. Schmitt and Alfred Brehmer (the third member of the Board of the Company) each owns less than 1% of the outstanding shares of IST, and neither Mr. Schmitt nor Mr. Austin owns shares of the Company. Carylyn K. Bell, the spouse of J. Daniel Bell, the former president and former director of the Company, is also one of the largest shareholders of IST common stock.

     Mr. Austin has been offered a two-year employment agreement to remain with INCAT, with total base compensation comparable to that which he is presently receiving. Mr. Schmitt may be retained by Parent for three months to assist with the integration of Parent, certain of its subsidiaries, AES and IST. If retained, Mr. Schmitt will receive from IST salary and benefits generally consistent with those which he presently receives from IST. Mr. Schmitt does not receive a salary from and is not an employee of AES or its subsidiaries. Mr. Schmitt's present positions with IST (President and Chief Financial Officer) will be eliminated due to the changes effected by the consummation of the transactions described in this Schedule. In consideration for Mr. Schmitt agreeing to remain with IST pending the consummation of the transactions involving IST and to recognize his contributions, the IST Board of Directors has approved a severance payment equivalent to approximately one year's base salary payable from IST's working capital and has approved an additional payment of $550,000 in settlement of certain pre-existing IST equity rights held by Mr. Schmitt, to be paid out of the IST merger proceeds. Payment of the severance and equity rights settlement amount will occur on the condition that the IST merger closes by the end of 1997, regardless of if and when the AES merger closes. No documents have been executed by either Mr. Schmitt or Mr. Austin concerning the foregoing payments or compensation.

     In addition to the foregoing, certain contracts, agreements, arrangements or understandings relating to the Company and/or the Company's directors, executive officers or affiliates are contained in agreements described below in this Item 3(b).

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     The following is a summary of certain provisions of the Agreement and Plan of Merger (the "Merger Agreement"), the Stockholder Agreements and the Short Form Merger Option Agreement. The following summary is not a complete description of the terms and conditions of those documents and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of each of which has been filed with the Securities and Exchange Commission ("Commission") as an exhibit to this Schedule 14D-9. This Schedule and other information concerning the Company should be available for inspection at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and certain other information regarding registrants that file electronically with the Commission, including the Company.

THE MERGER AGREEMENT

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer or amend any condition of the Offer in a manner adverse to the holders of Shares. In the event that all of the conditions of the Offer have not been satisfied or waived by the Initial Expiration Date, January 23, 1998, the Purchaser shall have the right from time to time to extend the expiration date. The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares validly tendered and not properly withdrawn as soon as it is legally permitted to do so under applicable law.

     The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with New York law, as soon as practicable following the Effective Time, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no law, statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental entity of competent jurisdiction which declares the Merger Agreement invalid or unenforceable in any material respect or which prohibits the completion of the Offer or the consummation of the Merger, and all governmental consents, orders and approvals required for completion of the Offer or consummation of the merger shall have been obtained and be in effect at the Effective Time; (iii) there shall be no order or injunction of a court or other governmental entity of competent jurisdiction in effect precluding consummation of the Offer or the Merger; and
(iv) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company or any wholly owned subsidiary of the Company, any Shares owned by Parent or any wholly owned subsidiary of Parent, or any Shares which are held by stockholders exercising dissenters' rights, if any, under New York law) will be converted into the right to receive the price per Share paid pursuant to the Offer (the "Merger Consideration"), and
(ii) each issued and outstanding share of capital stock of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

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     The Company Board.  The directors of the Purchaser at the Effective Time shall be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-laws.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts (a) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereafter defined) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (b) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) provide the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement, subject to the fiduciary obligations of the Company Board under applicable law as advised by independent counsel. Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. IF THE PURCHASER ACQUIRES 66 2/3% OF THE OUTSTANDING SHARES, THE PURCHASER WILL HAVE SUFFICIENT VOTING POWER TO APPROVE THE MERGER, EVEN IF NO OTHER STOCKHOLDERS VOTE IN FAVOR OF THE MERGER.

     The Merger Agreement provides that in the event that Parent, the Purchaser and any other subsidiaries of Parent acquire, in the aggregate, at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 905 of the New York Business Corporation Law ("NYBCL"). Pursuant to the Option Agreement, the Purchaser may exercise the Short Form Merger Option (described below) at any time within six business days after the acceptance by the Purchaser of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, however, that the Purchaser may only exercise the Short Form Merger Option in respect of at least that number of Short Form Shares which, when added to the number of Shares purchased pursuant to the Offer or otherwise, represents at least 90% of the outstanding Shares, after giving effect to the issuance of the Short Form Shares.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to in writing by Parent, prior to the Effective Time, (a) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners; (b) the Company will not, directly or indirectly, amend or propose to amend its charter or by-laws or similar organizational documents; (c) the Company will not, and will not permit its subsidiaries to, (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock or that of its subsidiaries, other than current or accrued dividends on the Preferred Stock; (ii) redeem, purchase or otherwise acquire directly or indirectly any shares of the capital stock of the Company or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (iii) authorize for issuance, issue, sell, pledge, deliver or agree to commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or other agreements) or otherwise encumber any shares of capital stock of any class of the Company or of its subsidiaries or any securities convertible into or exchangeable for shares of capital stock of any class of the Company or of its subsidiaries or

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(iv) split, combine or reclassify the outstanding capital stock of the Company or of any of its subsidiaries or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital stock of the Company or of any of its subsidiaries; (d) the Company will not, and it will not permit any of its subsidiaries to, acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or (ii) any assets, outside of the ordinary course of business, that individually is in excess of $25,000 or that in the aggregate are in excess of $50,000; (e) the Company will not, and it will not permit any of its subsidiaries to, sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any assets of the Company or of its subsidiaries other than (i) sales and dispositions of interests or rights with respect to property having an aggregate fair market value on the date of the Merger Agreement of less than $50,000, in each case only if in the ordinary course of business and consistent with past practice, or
(ii) encumbrances and liens that are incurred in the ordinary course of business and consistent with past practice; (f) neither the Company nor any of its subsidiaries will: (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or key employees, (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any its subsidiaries; (g) neither the Company nor any of its subsidiaries will: (i) modify, amend or terminate any of its or its subsidiaries' material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice, (ii) enter into any other agreements, commitments or contracts that are material to the Company and its subsidiaries taken as a whole, other than in the ordinary course of business and consistent with past practice, or (iii) otherwise make any material change that is adverse to the Company (including by way of termination) in (A) any existing agreement, commitment or arrangement that is material to the Company and its subsidiaries taken as a whole or (B) the conduct of the business or operations of the Company and its subsidiaries; (h) neither the Company nor any of its subsidiaries will: (i) incur or assume any long-term debt or, except in the ordinary course of business in amounts consistent with past practice, incur or assume any short-term indebtedness; (ii) incur or modify any material indebtedness or other liability; (iii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or of any of its subsidiaries; (iv) enter into any "keep well" or other arrangement to maintain any financial condition of another person; (v) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (vi) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company) or (vii) enter into any material commitment or transaction (including, but not limited to, any material capital expenditure or purchase or lease of assets or real estate other than the purchase of products for inventory and supplies in the ordinary course of business); (i) neither the Company nor any of its subsidiaries will change any of the accounting methods used by it unless required by GAAP; (j) neither the Company nor any of its subsidiaries will, without the prior written consent of Parent, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries; (k) neither the Company nor any of its subsidiaries will take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Offer set forth in Annex A of the Merger Agreement or any of the conditions to the Merger set forth in Article VI of the Merger Agreement not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Offer or the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; (l) neither the Company nor any of its subsidiaries will make any Tax

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election or settle or compromise any Tax liability or refund, except to the extent already provided in the Company's filings with the Commission; (m) neither the Company nor any of its subsidiaries will permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; (n) neither the Company nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger) and (o) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates will (and the Company will use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"), except that the Company and the Company Board may furnish information concerning the Company and its subsidiaries to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (i) such entity or group has, on an unsolicited basis, submitted a bona fide written proposal to the Company Board relating to any such transaction which the Company Board determines in good faith represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining additional financing and (ii) in the opinion of the Company Board, only after receipt of advice from independent legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies the immediately foregoing clauses (i) and (ii) is referred to in the Merger Agreement as a "Superior Proposal"). The Company has agreed to immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Company in connection with such proposal, discussion negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     The Company has agreed that neither the Company Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal, except that prior to the time of acceptance for payment of Shares in the Offer, the Company Board may do any of the foregoing at any time after (A) the Company Board determines, after receipt of advice from outside legal counsel to the Company, that the failure to take such action would cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law and (B) two business days following Parent's receipt of written notice advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. Furthermore, the Company may not enter into an agreement with respect to a Superior Proposal unless the Company furnishes Parent with written notice not later than noon (New York time) one day in advance of any date that it intends to enter into such agreement and shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated in the Merger Agreement on such adjusted terms.

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     Termination.  The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company, (a) by mutual written consent of Parent and the Company; (b) by either the Company or Parent (i) if the Offer shall have expired without any Shares being purchased therein, provided, that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or the Purchaser to purchase the Shares prior to the expiration of the Offer; (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company
(i) if, prior to the purchase of the Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect, (ii) in connection with entering into a definitive agreement with respect to an Acquisition Proposal if the Company has complied with all of the provisions described above under "-- No Solicitation," including the notice provisions, and the Company pays the Termination Fee described hereinafter, (iii) if Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto or (iv) if Parent, the Purchaser or any of their affiliates fail to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to clause (iii) or (iv) if the Company is in material breach of the Merger Agreement; (d) by Parent or the Purchaser (i) if prior to the purchase of the Shares pursuant to the Offer, the Company Board (A) withdraws, or modifies or changes in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) approves or recommends an Acquisition Proposal, (C) executes an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates or (D) resolves to do any of the foregoing, (ii) if Parent or the Purchaser terminates the Offer without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser may not terminate the Merger Agreement pursuant to this clause (ii) if Parent or the Purchaser has failed to purchase the Shares in the Offer in violation of the material terms thereof or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser or any of their affiliates fail to commence the Offer on or prior to the fifth business day following the date of the initial public announcement of the Offer.

     Indemnification. Pursuant to the Merger Agreement, for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) will indemnify, defend and hold harmless the present officers and directors of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under New York law, the terms of the Certificate of Incorporation, By-laws and the Company's indemnification agreements, each as in effect as of the date of the Merger Agreement.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, authority, financial statements, need for consents or approvals, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, excess parachute payments, compliance with laws, tax matters, insurance, litigation, title to properties, environmental matters, undisclosed liabilities, information to be contained in the Proxy Statement, finders fees, the opinion of its financial advisor, and the absence of any material adverse change since September 30, 1997.

     Pursuant to the Merger Agreement, Parent and the Purchaser have made substantially similar representations and warranties as to their organization, authority, need for consents or approvals and information to be contained in the Proxy Statement.

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     Certain Conditions of the Offer.  Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (A) the Company, Parent and the Purchaser, as required, have not obtained all necessary material consents, approvals, orders, authorizations, registrations, declarations, permits or filings required to be obtained by it in connection with the Merger Agreement and the transactions contemplated thereby or (B) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

          (i) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (as defined in the Merger Agreement) against the Purchaser, Parent, the Company or any subsidiary of the Company
     (a) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (b) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, the Merger or pursuant to the Stockholder Agreements, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement (including the voting provisions thereunder), or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole,
     (c) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (d) seeking to impose material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders or (e) which otherwise is reasonably likely to have a material adverse affect on the Company and its subsidiaries, taken as a whole;

          (ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through
     (d) of paragraph (i) above;

          (iii) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, The Toronto Stock Exchange, the Montreal Exchange or in The Nasdaq Stock Market, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory), (c) a commencement of a war directly or indirectly involving the United States or Canada, (d) any limitation (whether or not mandatory) by any United States or Canadian governmental authority on the extension of credit generally by banks or other financial institutions, (e) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 20% measured from the close of business on the date of the Merger Agreement, (f) a change in general financial bank or capital market conditions which materially or adversely affects the ability of financial institutions in the United States or Canada to extend credit or syndicate loans or (g) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (iv) (a) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (b) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or (c) there shall have occurred any events or changes which have had or will have a material adverse effect on the Company and its subsidiaries taken as a whole;

          (v) (a) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger, or approved or recommended any Acquisition Proposal, (b) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with Section 5.5(b) of the Merger Agreement or (c) the Company Board, upon request of the Purchaser, shall fail to reaffirm its recommendation of the Offer, the Merger Agreement or the Merger;

          (vi) Parent shall not have acquired all of the outstanding capital stock, on a fully diluted basis of Industrial Services Technologies, Inc.

          (vii) the Merger Agreement shall have terminated in accordance with its terms;

which in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser or Parent concerning the events described in this section, "Certain Conditions of the Offer", will be final and binding upon all parties.

THE STOCKHOLDER AGREEMENT

     Tender of Shares. In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into Stockholder Agreements with the Selling Stockholders. Upon the terms and subject to the conditions of such agreements, each of the Selling Stockholders has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares owned beneficially by such Selling Stockholder (or a total of 28,808,953 Shares, representing approximately 5.4% of the outstanding Shares).

     Provisions Concerning the Shares. The Selling Stockholders have agreed that during the period commencing on the date of the Stockholder Agreement and continuing until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, the Selling Stockholders will vote (or cause to be voted) the Shares held of record or beneficially owned by each of such Selling
Stockholders: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Agreement and any actions required in furtherance thereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Offer or the Merger not being fulfilled. Each of the Selling Stockholders has also agreed not to transfer such Selling Stockholder's Shares and not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal.

     Other Covenants, Representations, Warranties. In connection with the Stockholder Agreements, the Selling Stockholders made certain customary representations and warranties, including with respect to (i) ownership of the Shares, (ii) the Selling Stockholder's authority to enter into and perform its or his \obligations under the Stockholder Agreement, (iii) the absence of conflicts and requisite governmental consents and approvals, and (iv) the absence of encumbrances on and in respect of the Selling Stockholder's Shares. Parent and the Purchaser have made certain representations and warranties with respect to Parent and the Purchaser's authority to enter into the Stockholder Agreement and the absence of conflicts and requisite governmental consents and approvals.

SHORT FORM MERGER OPTION AGREEMENT

     The NYBCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Company Board and generally by the holders of the Company's outstanding voting securities. The Company Board has approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the NYBCL, the affirmative vote of holders of 66 2/3% of the outstanding Shares (including any Shares owned by the Purchaser) is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least 66 2/3% of the outstanding Shares (which would be the case if the Purchaser were to accept for payment Shares tendered pursuant to the Offer, including the Shares subject to the Stockholder Agreements sold pursuant to the Stockholder Agreements or tendered by the Selling Stockholders pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the NYBCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Pursuant to an agreement dated December 15, 1997, among Parent, the Purchaser and the Company (the "Option Agreement"), the Company has granted to the Purchaser an option (the "Short Form Merger Option") to purchase up to 1,300,000,000 newly issued Shares ("Short Form Shares"). The Short Form Merger Option may be exercised by the Purchaser at any time within six business days after the acceptance by the Purchaser of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, however, that the Purchaser may only exercise the Short Form Merger Option in respect of at least that number of Short Form Shares which, when added to the number of Shares purchased pursuant to the Offer or otherwise, represents at least 90% of the outstanding Shares, after giving effect to the issuance of the Short Form Shares.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Company's Board of Directors unanimously determined on December 15, 1997 that the Offer is fair to, and in the best interests of, the Company and the shareholders of the Company, and recommends that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer.

     (b) BACKGROUND OF THE OFFER

     In 1996, CIBC Oppenheimer Corp., on behalf of IST and its subsidiaries, acted as an advisor to analyze whether there existed opportunities for these companies by means of a merger, acquisition or other reorganization. In connection with those activities, IST's majority ownership of the Company was examined. In February 1997, representatives of IST and the Company made a presentation to representatives of Parent with respect to IST's and AES's business activities. On August 29, 1997, Parent submitted a non-binding letter of intent which was accepted by IST on September 4, 1997 for the purchase of IST by a subsidiary of

Parent in which the Purchaser would be merged with and into IST. The letter of intent required, as a condition of the closing of the merger with IST, that the Board of AES would approve, on terms satisfactory to it, a transaction by which a subsidiary of Parent would acquire the remaining issued shares of AES not owned by IST. Shortly thereafter, the Company was advised that, especially in light of the various interests of the Company's Board members described in Item 3(b) above, the amount of consideration to be received by the Company's shareholders in any such transaction should be determined by the Company as part of its own negotiations and that such consideration would not be negotiated by IST.

     In response to this information, in October 1997 the Board of Directors of the Company engaged Neidiger/Tucker/Bruner, Inc. (the "Financial Advisor") for the purpose of rendering an opinion as to the fairness of a proposed transaction, from a financial point of view, to the minority shareholders of the Company. As no such transaction was then structured or agreed upon, the Financial Advisor's initial task was to assist in determining a fair price to be paid to the minority shareholders assuming a transaction by which there would be a change in control of the Company.

     On October 21, 1997, a meeting was held between representatives of Parent and of IST, one of whom is also an executive officer of AES. At that meeting there was a brief discussion of the alternative structures for the acquisition by Parent of the interest of the minority shareholders of AES. No agreements as to the terms for the AES transaction were reached at that time.

     On November 7, 1997, a Board of Directors meeting of the Company was held for the purpose of discussing with the Financial Advisor its progress to date. During the meeting, Mr. Bell (the then President of the Company) submitted his resignation. He stated that he was resigning as a result of conflicts of interest pertaining to him and his family. Although as of the meeting date, neither the value of consideration to be received by shareholders of the Company nor the structure of any proposed transaction with Parent had been identified, a substantial portion of that meeting was devoted to the Financial Advisor's presentation regarding its preliminary financial analyses concerning the Company's financial and business condition and the value of the holdings of the shareholders of the Company who own of approximately 38% of the common stock of the Company not owned by IST (the "Minority Interest"). After the presentation and discussion with members of the Board, the Board decided to further consider the matters presented by the Financial Advisor and to schedule a subsequent meeting at which additional questioning and presentation of analyses could occur.

     After several days of informal discussions among members of the Board, the Board again met on November 11, 1997 to continue discussions with and questioning of the Financial Advisor, who again presented information to the Board with respect to its financial analyses. At the end of that meeting, the Board authorized Mr. Schmitt to discuss with representatives of Parent whether Parent intended to propose a transaction which would cause a change in control of the Company. Mr. Schmitt was authorized to receive such information and communicate the terms of any proposal from Parent to the Board for its consideration.

     On November 19, 1997, Mr. Schmitt first received an oral proposal from Parent with respect to its interest in submitting a tender offer on behalf of Purchaser for shares of common stock of the Company. After discussion with the Board of the Company and subsequent discussions between Mr. Schmitt and Parent, and further negotiations between the parties, Parent indicated that it would request its board of directors to consider making a tender offer to the Company on the terms substantially similar to the Offer. After further informal discussions among the members of the Board, the Board met on November 25, 1997 to consider the pending discussions and to engage in further discussions with the Financial Advisor.

     Mr. Schmitt explained at the meeting that the transaction then being discussed was a two-step transaction in which the first step would be a tender offer for shares of common stock of the Company and the second step would be the merger of the Purchaser into the Company. The transaction would result in shareholders of the Company receiving $0.0059 per share of common stock (a total of approximately $1,200,000 to the holders of the Minority Interest).The Board also discussed the proposed transaction by which Parent or a subsidiary would acquire IST by merger, the closing of which would be a condition to the closing of the transactions concerning the Company. In addition, the Board discussed the requirement that other shareholders of the Company (owning at least 26,264,000 shares of the common stock of the Company) enter into Stockholder Agreements to tender their shares in accordance with the provisions of the tender offer applicable to all other shareholders of the Company (the effect of the IST merger agreement and Stockholder Agreements would be to make Parent the owner of at least 66 2/3% of the shares of common stock of the Company). Also, the Company would be asked to grant an option to permit Parent or the Purchaser to purchase such amount of newly issued shares from the Company to cause Parent and/or the Purchaser to own, together with shares tendered pursuant to the tender offer and shares acquired by Parent's acquisition of IST through a merger, at least ninety percent (90%) of the outstanding common stock of the Company. At the time of this Board meeting, the Board understood that it would be premature to vote on the particulars of any proposal, as the actual making of any offer by or for the benefit of Parent could not occur until the proposed transaction was considered by the Board of Directors of Parent, which had not yet occurred.

     After further discussions between the parties, and being advised by Parent that its Board on December 15, 1997, had approved making the Offer, the Board of the Company met on December 15, 1997 to consider the Offer. At that meeting, the Board engaged in additional discussions and reviewed the documents proposed to effectuate the Offer. In addition, the Financial Advisor made a presentation of certain financial analyses it had performed in connection with its review of the proposed Offer and gave its oral opinion that the price to the owners of the Minority Interest would be fair, from a financial point of view, if the transactions discussed at the meeting were consummated under the terms described in the documents. At the conclusion of that meeting, the Board of Directors of the Company authorized the officers of the Company to proceed with the transaction on terms consistent with those presented and to execute such documents as necessary to cause the transaction to be completed.

     On December 16, 1997, Parent, IST Acquisition Corp., an indirect wholly owned subsidiary of Parent, and IST entered into the IST Merger Agreement pursuant to which IST Acquisition Corp. will be merged with and into IST, with IST continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent.

     A press release was issued by the Company after the closing of the United States stock markets on December 18, 1997 announcing the transaction, and the Company received the Financial Advisor's written opinion, dated as of December 15, 1997, which confirmed the oral opinion previously communicated.

                          OPINION OF FINANCIAL ADVISOR

     The Company engaged the Financial Advisor to act as its financial advisor in connection with the Offer and to render an opinion as to the fairness, from a financial point of view, to the holders of the Minority Interest of the consideration to be received in the Offer. The Financial Advisor rendered its oral opinion, subsequently confirmed in writing effective as of December 15, 1997, to the Board that, as of such date, the consideration to be received by the shareholders' of the Minority Interest of the Company was fair to such holders from a financial point of view. A COPY OF THE FINANCIAL ADVISOR'S OPINION DATED DECEMBER 15, 1997 IS ATTACHED AS EXHIBIT (c)(1) HERETO. THE COMPANY'S SHAREHOLDERS ARE ADVISED TO READ THE OPINION. Shareholders should note that the opinion was written for the information of the Board in connection with their evaluation of the Offer. No limitations were placed on the Financial Advisor by the Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

     In its review of the Offer, and in arriving at its opinion, the Financial Advisor, among other things: (i) reviewed the publicly available consolidated financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company made available to the Financial Advisor from published sources and from the internal records of the Company; (ii) reviewed certain internal financial and operating information, including projections, relating to the Company provided by the management of the Company; (iii) discussed with certain members of the management of the Company the business, financial condition and business prospects of the Company; (iv) reviewed the recent reported prices and trading activity for the Company's common stock; and (v) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data the Financial Advisor deemed relevant.

     The Financial Advisor did not independently verify any of the information concerning the Company reviewed by it in connection with its evaluation of the Minority Interest and the Offer. The Financial Advisor assumed and relied upon the accuracy and completeness of all such information provided by the Company or available from public sources. In connection with its opinion, the Financial Advisor did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company, nor did it conduct a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections used in its analyses, the Financial Advisor assumed that they reflect the best currently available estimates and judgments of the expected future performance of the Company. The Financial Advisor also assumed that the Company was not a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Offer and those in the ordinary course of conducting its business. The Financial Advisor's opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of its opinion and any change in such conditions would require a reevaluation of its opinion. The Financial Advisor was not requested to, and did not, formally solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, the Company or its common stock.

     The Financial Advisor was not involved in determining any terms of the Offer. The Financial Advisor was selected by the Board after consideration of other investment bankers and based upon its qualifications, experience and reputation. The Financial Advisor is a member of the National Association of Securities Dealers, Inc. and is regularly engaged in the valuation of businesses and securities in connection with business combinations, tender offers, mergers and acquisitions and for other purposes.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Financial Advisor analyses set forth below does not purport to be a complete description of the presentation by the Financial Advisor to the Board. In arriving at its opinion, the Financial Advisor did not attribute any particular weight to any analyses or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, the Financial Advisor believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering the entire analysis could create an incomplete view of the processes underlying the analyses set forth in the Financial Advisor presentation to the Board and its opinion. In performing its analyses, the Financial Advisor made numerous assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by the Financial Advisor (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

     The Financial Advisor utilized several analyses in rendering its fairness opinion. They are briefly described below.

     Review of Recent Reported Prices and Trading Activity. The Financial Advisor reviewed the average price and trading activity for the Company's common stock for the twelve months preceding December 15, 1997. The bid and ask prices of the Company's common stock as of December 15, 1997 were $0.0030 and $0.0065 respectively. This compares with a price of $0.0059 per share pursuant to the Offer. The Financial Advisor found that generally the volume of trading activity was extremely small.

     Discounted Cash Flow Analysis. The Financial Advisor performed a discounted cash flow analysis pursuant to which the value of the Company (and accordingly the value of the Minority Interest) was estimated by subtracting (i) the Company's obligations, senior to its common stockholders, to its lenders and in respect of its preferred stock, from (ii) the estimated net present value of the Company obtained by determining the average "free" cash flow for the four-year, three-year and one-year periods ending on the last day of 1997, based on certain operating and financial assumptions, forecasts and other information provided by management of the Company. This analysis included an adjustment for the discontinuance of the flow bin operations which were sold in the second quarter of 1997. The Financial Advisor included the four-year average in its analysis because the performance of the Company in 1994 was considerably better than the performance for 1995 and 1996. For purposes of such analysis, the Financial Advisor utilized varying discount rates (with particular focus on the discount rate of 20%, representing both interest and risk factors). From these analyses, the Financial Advisor determined that the adjusted value of the Company (and the consequent value of the Minority Interest) was negative for both the three-year average period and the four-year average period. The analysis using only 1997 numbers was determined to be of only limited relevance in that, as noted in the Company's Form 10-Q for the quarter ended September 30, 1997, performance in 1997 was significantly affected by the Company's work on an unplanned turnaround project as well as timing which caused projects to be undertaken in first quarter 1997 rather than fourth quarter 1996. The Company does not expect this to be repeated in fiscal year 1998.

     The Financial Advisor also performed the discounted cash flow analysis without adjustment for the revenues and earnings previously generated from the Company's leasing of its flow bins (which, as noted, have been sold so that such source of revenues and earnings is no longer a part of the business of the Company). Applying the same assumptions and methodology as discussed in the preceding paragraph, the value of the Company (and the value of the Minority Interest) was accordingly higher for each period. The Financial Advisor attributed minimal weight to this methodology, as the flow bins have been sold by the Company and the Company does not have an available business activity to substitute for the flow bin business. However, for purposes of performing a comprehensive valuation analysis and for demonstrating the quantitative effect upon the valuation of the Company by such loss of business, the Financial Advisor performed a discounted cash flow analysis which does not take into account the cessation of the flow bin business.

     Common Equity Book Value Per Common Share. The common equity book value per common share of the Company was estimated as of December 31, 1997. Adjustments were made to eliminate earnings obtained by the Company in connection with the leasing of flow bins, as those assets were sold during fiscal year 1997. The estimated value resulting from these calculations was $0.00250 per common share, substantially lower than the $0.0059 per common share to be paid pursuant to the Offer. Although these calculations support the Financial Advisor's opinion that the Offer is fair, from a financial point of view, to the holders of the Minority Interest of the Company, the Financial Advisor attributed minimal weight to this result since it is not an appropriate basis for valuing a company such as the Company. However, for purposes of performing a comprehensive valuation analysis, the Financial Advisor performed an analysis of common equity book value per common share.

     Twelve-Month Trailing Cash Flow Analysis. The Financial Advisor performed a twelve-month trailing cash flow analysis for the period from October 31, 1996 through September 30, 1997. The cash flow was adjusted for the sale of the flow bins as a one-time event, but no adjustment was made for the expected decrease in revenues and earnings to the Company which had been received from the Company's leasing of its flow bins. The Financial Advisor applied a multiple to the twelve-month trailing earnings (before income taxes, depreciation and amortization) to arrive at a value of the Company of $4,456,000. After deducting the Company's obligations to its lender and preferred stockholders, the adjusted value of the Company was determined to be $2,863,000, with the Minority Interest having a value of $1,097,000 (lower than the approximate $1,200,000 value attributed to the Minority Interest under the terms of the Offer). This analysis was deemed of only limited relevance for the same reasons discussed in "Discounted Cash Flow Analysis" above.

     Analysis of Contribution to Enterprise Value. The Company was advised that, and so informed the Financial Advisor, that the total price to be paid by Parent and/or the Purchaser in connection with both the Offer as well as the acquisition of IST is to be approximately $31,500,000, of which approximately $1,200,000 will be offered for the Minority Interest of the Company. The Financial Advisor used such "enterprise value" to calculate the amount that would constitute the Company's contribution to the enterprise value based on both a contribution to revenues basis as well as a contribution to earnings basis (before taxes, depreciation and amortization), based upon both a three year average and a four year average. Under these analyses, the value of the Minority Interest of the Company based upon the Company's overall contribution to the enterprise ranged from $156,000 to $268,000, significantly lower than the approximate $1,200,000 attributed to the Minority Interest under the terms of the Offer.

     The foregoing summary does not purport to be a complete description of the analyses performed by the Financial Advisor or of its presentations to the Board of the Company. The Financial Advisor's analyses were prepared solely as part of the Financial Advisor's analysis of the fairness of the consideration to be received by the holders of the Minority Interest of the Company and were provided to the Board of the Company in that connection.

     The Company will pay the Financial Advisor a fee of $35,000 for rendering its opinion. In addition, the Company agreed to reimburse the Financial Advisor for reasonable out-of-pocket expenses and to indemnify the Financial Advisor and its directors, officers and employees against any loss or claims arising out of its engagement by the Company, subject to certain exceptions.

                       REASONS FOR THE BOARD'S POSITION.

     In reaching its recommendation specified in Item 4(a), the Board of Directors of the Company considered a number of factors, including without limitation, the following:

          (i) the financial and other terms and conditions of the Offer and Merger, and the opinion of the Financial Advisor that the transaction is fair, from a financial point of view, to the holders of the Minority Interest, and the analyses of various factors considered by the Financial Advisor in reaching its opinion, including those described above;

          (ii) that a prior indication of interest had been received by the Company for the purchase of the Company's assets, but that even though the price proposed in that offer exceeded the price in the pending offer, the net price receivable by the holders of the Minority Interest would have been substantially less due to the two levels of taxation resulting from a sale of assets;

          (iii) that the historical performance of the Company has been extremely erratic with respect to revenues, cash flow, expenses and income, and that although the Company's year to date performance is relatively good, it is not expected to be indicative of next year's results and there is no reason to believe that future financial performance of the Company will be any less erratic;

          (iv) that the Company is no longer engaged in the business of leasing flow bins to customers, which business previously resulted in positive revenue and income, but which business was sold as a result of the diminishing market for the Company's flow bins due to competition, the costs of continued certification and maintenance of the flow bins, the need for immediate additional working capital and the requirements of lenders;

          (v) the historical market prices and volume of recent trading activity, including that the Company's common stock is very thinly traded and subject to significant volatility;

          (vi) that it did not appear that the holders of the Minority Interest would be able to participate in a business combination without the contemporaneous sale by or of IST, and that the acquisition by Parent and/or its affiliates of both companies would be appropriate for Parent because the work being done by the Company and IST would complement work being done by other companies owned by Parent;

          (vii) that the Financial Advisor did not apply a specific minority-ownership discount factor in arriving at the fair value of the Minority Interest;

          (viii) that the Company's inability to demonstrate to its employees that there is growth potential has made it difficult to retain skilled employees and to pay compensation to employees at a level necessary to retain key employees, and that as a result the Company has experienced some loss of business from customers whose relationships were with prior employees of the Company;

          (ix) that the Company's size makes it unlikely that larger buyers would look at an acquisition of the Company by itself, while smaller buyers might not find the Company to be attractive for acquisition as a result of there not appearing to be advantages to the Company being a public entity;

          (x) the possible alternatives to consummating the Offer, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith; and

          (xi) that the price to be paid under the Offer was above the market price for the shares on the date of the Company's receipt of the Offer, and that the parties to the Stockholder Agreements are willing and desire to tender their shares in connection with the Offer and at the price specified in the Offer.

     The members of the Board of the Company evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors considered in connection with the Board's evaluation of the Offer, the Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Board did not do so.

     The Board of the Company recognizes that the Offer is not structured to require the approval of the holders of the Minority Interest, and that it is intended that if the Offer is consummated, Parent and/or the Purchaser will be able to approve a merger without the affirmative vote of any other shareholder of the Company. In considering the recommendation of the Board, shareholders of the Company should be aware that certain members of the Board and executive officers of the Company have interests in the transaction which present them with conflicts of interest. In making its determinations and recommendations, the Board of the Company was aware of the matters set forth above under Item 3(b) and considered them in making their recommendation and in approving the Offer and related transactions.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither the Company nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to security holders concerning the Offer. However, the Company retained Neidiger/Tucker/Bruner, Inc. to render its opinion to the Board as to the fairness to the Company's minority shareholders, from a financial point of view, of the consideration to be received by the Company's shareholders pursuant to the Offer. See Item 4 above.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

          (a) The Company has not effected any transactions in the Shares during the 60 days preceding this Statement nor, to the best of the Company's knowledge, have there been any such transactions during said period by any executive officer, director, affiliate or subsidiary of the Company.

          (b) To the best knowledge of the Company, to the extent permitted by applicable securities laws, rules and regulations, all of the Company's executive officers, directors and affiliates who own Shares intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

          (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;
     (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

          (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 (a)       None
 (b)       None
 (c)(1)    Opinion Letter from Neidiger/Tucker/Bruner, Inc. dated December
           15, 1997.
*(c)(2)    Text of Press Release, dated December 18, 1997, issued by the
           Company.
*(c)(3) Agreement and Plan of Merger, dated as of December 15, 1997 among the Company, Philip Services Corp. and AES Acquisition Corp.
*(c)(4) Form of Stockholder Agreement, dated as of December 15, 1997, among Philip Services Corp., AES Acquisition Corp. and the
           Selling Shareholders.
*(c)(5)    Short Form Merger Option Agreement, dated as of December 15,
           1997, among the Company, Philip Services Corp. and AES
           Acquisition Corp.

* Not included in the mailing to the Company's shareholders.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          /s/ GARY L. SCHMITT

                                          --------------------------------------
                                          Signature

                                          Name:  Gary L. Schmitt
                                          Title:   Vice President

Date: December 24, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
-------    ----------------------------------------------------------------------------------
 (a)       None
 (b)       None
 (c)(1)    Opinion Letter from Neidiger/Tucker/Bruner, Inc. dated December 15, 1997
*(c)(2)    Text of Press Release, dated December 18, 1997, issued by the Company
*(c)(3)    Agreement and Plan of Merger, dated as of December 15, 1997 among the Company,
           Philip Services Corp. and AES Acquisition Corp.
*(c)(4)    Form of Stockholder Agreement, dated as of December 15, 1997, among Philip
           Services Corp., AES Acquisition Corp. and the Selling Shareholders
*(c)(5)    Short Form Merger Option Agreement, dated as of December 15, 1997, among the
           Company, Philip Services Corp. and AES Acquisition Corp.

*Not included in the mailing to the Company's shareholders.